Filed Pursuant to Rule 433

Registration No. 333-180488

Subject to Completion

Preliminary Term Sheet dated April 26, 2012

The notes are being issued by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page S-10 of product supplement ARN-4.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)(2)	$10.00	$
Underwriting discount(1)(2)	$0.20	$
Proceeds, before expenses, to BAC	$9.80	$

(1)

For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)

For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May    , 2012

Units

$10 principal amount per unit

CUSIP No.

Pricing Date* May , 2012

Settlement Date* June , 2012

Maturity Date* July , 2013

*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM

¡ Maturity of approximately 14 months

¡ 3-to-1 upside exposure to increases in the Index, subject to a capped return of [11% to 15%]

¡ 1-to-1 downside exposure to decreases in the Index, with 100% of your investment at risk

¡ All payments at maturity subject to the credit risk of Bank of America Corporation

¡ No periodic interest payments

¡ Limited secondary market liquidity, with no exchange listing

Enhaced Return

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

Summary

The Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM due July    , 2013 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the Rogers International Commodity Index® – Excess ReturnSM (the “Index”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ARN-4 dated April 2, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512146655/d326526d424b5.htm

▪	Series L MTN prospectus supplement dated March 30, 2012 and prospectus dated March 30, 2012:

http://www.sec.gov/Archives/edgar/data/70858/000119312512143855/d323958d424b5.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The Rogers International Commodity Index® Excess ReturnSM (Bloomberg symbol: “ROGRER”).
Starting Value:	The closing level of the Market Measure on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as described on page S-31 of product supplement ARN-4
Ending Value:

The closing level of the Market Measure on the scheduled calculation day occurring shortly before the maturity date. The calculation day is subject to postponement in the event of Market Disruption Events, as described on page S-31 of product supplement ARN-4.

Capped Value:	[$11.10 to $11.50] per unit of the notes, which represents a return of [11% to 15%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Participation Rate:	300%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes, if any, will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forego the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪

You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive the rights and benefits of owning the commodities or futures contracts included in, or tracked by, the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $11.30, the midpoint of the Capped Value range of [$11.10 to $11.50]. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and a Capped Value of $11.30 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
50.00		-50.00%	$5.00		-50.00%
60.00		-40.00%	$6.00		-40.00%
70.00		-30.00%	$7.00		-30.00%
80.00		-20.00%	$8.00		-20.00%
90.00		-10.00%	$9.00		-10.00%
92.00		-8.00%	$9.20		-8.00%
94.00		-6.00%	$9.40		-6.00%
96.00		-4.00%	$9.60		-4.00%
98.00		-2.00%	$9.80		-2.00%
100.00	(1)	0.00%	$10.00		0.00%
102.00		2.00%	$10.60		6.00%
104.00		4.00%	$11.20		12.00%
106.00		6.00%	$11.30	(2)	13.00%
108.00		8.00%	$11.30		13.00%
110.00		10.00%	$11.30		13.00%
113.00		13.00%	$11.30		13.00%
120.00		20.00%	$11.30		13.00%
130.00		30.00%	$11.30		13.00%
140.00		40.00%	$11.30		13.00%
150.00		50.00%	$11.30		13.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00

Ending Value:   80.00

$10 ×	(80)	= $8.00	Redemption Amount per unit
100

Example 2

The Ending Value is 102.00, or 102.00% of the Starting Value:

Starting Value:   100.00

Ending Value:    102.00

$10 +	[	$10 × 300% ×	(102 – 100)	]	= $10.60	Redemption Amount per unit
100

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value:   100.00

Ending Value:    130.00

$10 +	[	$10 × 300% ×	(130 – 100)	]	= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.30 per unit
100

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-10 of product supplement ARN-4, page S-5 of the MTN prospectus supplement, and page 8 of the prospectus identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the components of the Index.

▪

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-13 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪

Our business activities as a full service financial institution, including our commercial and investment banking activities, our hedging and trading activities (including trades in components included in the Index) and any hedging and trading activities we engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Ownership of the notes will not entitle you to any rights with respect to the commodities or futures contracts included in, or tracked by, the Index.

▪

The RICI® Committee (as defined below), chaired by James Beeland Rogers, Jr. (“Rogers”), may adjust the Index in a way that affects its level, and neither the RICI® Committee nor Rogers have any obligation to consider your interests.

▪	The notes will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Suspensions or disruptions of market trading in the commodities or futures contracts included in, or tracked by, the Index may adversely affect the value of the notes.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement ARN-4.

Additional Risk Factors

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities (as defined below).

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to the Index and not to the spot prices of the Index Commodities and an investment in the notes is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The prices of the Index Components and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index, and therefore the value of the notes.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” See “The Index — Index Weights — Monthly Rolling of Contracts.”

If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the notes.

The notes include the risk of concentrated positions in one or more commodity sectors.

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated securities in a limited number of sectors, particularly energy and agriculture. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, of the initial weights of the Index as announced by Beeland Interests, Inc. (“Beeland”), approximately 44.00% of the component commodities of the Index are energy-oriented, including 21.00% in crude oil contracts. Accordingly, a decline in the value of these raw materials would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could reduce the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index, therefore, the value of the notes could decline.

The composition of the Index is controlled by Rogers and changes to the Index may affect the value of the notes and the Redemption Amount.

The Index is overseen and managed by a committee (the “RICI® Committee”). Rogers chairs the RICI® Committee and controls its decisions. Rogers, through the RICI® Committee, has a significant degree of discretion regarding the composition and management of the Index, including additions, deletions, and the weights of the Index Commodities or the exchange-traded futures contracts on the Index Commodities. Any of these factors could affect the Index and, therefore, could affect the Redemption Amount and the market value of the notes prior to maturity. Rogers and the RICI® Committee do not have any obligation to take the interests of holders of the notes into consideration when reweighting or making any other changes to the Index.

The notes are linked to the Rogers International Commodity Index® — Excess ReturnSM, not the Rogers International Commodity Index® — Index Total ReturnSM.

The Rogers International Commodity Index® — Excess ReturnSM reflects returns that are potentially available through an unleveraged investment in the Index Components and the Index Commodities. By comparison, the Rogers International Commodity Index® — Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Rogers International Commodity Index® — Excess ReturnSM, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the notes are linked to the Rogers International Commodity Index® — Excess ReturnSM and not the Rogers International Commodity Index® — Total ReturnSM, the return from an investment in the notes will not reflect this total return feature.

Trading and other transactions by Rogers in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index and therefore the value of the notes.

Rogers, individually or through an entity controlled by Rogers, might now or in the future actively trade commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. With respect to any of these activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers, or holders of the notes into consideration at any time. These trading and hedging activities, by any of these parties, may affect the level of the Index and therefore the market value of the notes.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

The Index

The Rogers International Commodity Index®

All disclosures contained in this term sheet regarding the Index and the Rogers International Commodity Index® (the RICI®) including their make-up, method of calculation, and how components may be changed, are derived from information prepared by Beeland. Neither we nor MLPF&S has independently verified such information, and neither Beeland nor Beeland’s affiliates or agents make any representation as to the accuracy or completeness of such information. The consequences of Beeland discontinuing publication of the Index or the RICI® are discussed in the section of the product supplement ARN-4 beginning on page S-38 entitled “Description of ARNs — Discontinuance of a Market Measure.” None of us, MLPF&S, Beeland, nor Beeland’s affiliates or agents accepts any responsibility for the calculation, maintenance, or publication of the RICI® Indices (as defined below) or any successor indices.

Overview

The RICI® Indices are composite, U.S. dollar-based, indices created by Rogers in the late 1990’s. Rogers and Beeland are not affiliated with us or MLPF&S. None of us, the calculation agent, or MLPF&S is affiliated with Rogers or Beeland, or participate in designing the RICI® Indices. Merrill Lynch Commodities International, an affiliate of MLPF&S, is a representative on the RICI® Committee. The level of each of the RICI® Indices is calculated by CQG, Inc. in its capacity as the Official Global Calculation Agent of the RICI® Indices.

The Index represents the value of a basket of commodities consumed in the global economy (the “Index Commodities”). The value of each component is based on closing prices of the corresponding futures contracts (the “Index Components”), each of which is valued as part of a fixed-weight portfolio.

Below is a list of the Index Components, together with their respective symbols, exchanges, currencies and Initial Weights (as defined below):

Contract	Symbol	Exchange	Currency	Initial Weight*
Crude Oil	CL	NYMEX	USD	21.00%
Brent	BRN	ICE[1] EU	USD	14.00%
Corn	C	CBOT	USD	4.75%
Wheat	W	CBOT	USD	4.75%
Cotton	CT	ICE US	USD	4.20%
Aluminum	AH	LME[2]	USD	4.00%
Copper	CA	LME	USD	4.00%
Soybeans	S	CBOT	USD	3.35%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
RBOB Gasoline	RB	NYMEX	USD	3.00%
Coffee	KC	ICE US	USD	2.00%
Lead	PB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Soybean Oil	BO	CBOT	USD	2.00%
Sugar	SB	ICE US	USD	2.00%
Zinc	ZS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	NYMEX	USD	1.80%
Gas Oil	GAS	ICE EU	USD	1.20%
Cocoa	CC	ICE US	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%
Lumber	LB	CME	USD	1.00%

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

Milling Wheat	EBM	NYSE Liffe	EUR	1.00%
Nickel	NI	LME	USD	1.00%
Rubber	81	TOCOM	JPY	1.00%
Tin	SN	LME	USD	1.00%
Wheat	KW	KCBT[3]	USD	1.00%
Canola	RS	ICE CA	CAD	0.75%
Rice	RR	CBOT	USD	0.75%
Soybean Meal	SM	CBOT	USD	0.75%
Orange Juice	OJ	ICE US	USD	0.60%
Oats	O	CBOT	USD	0.50%
Palladium	PA	NYMEX	USD	0.30%
Rapeseed	ECO	NYSE Liffe	EUR	0.25%
Azuki Beans	101	TGE	JPY	0.15%
Milk Class III	DA	CME	USD	0.10%

*	The weights shown above are the current weights of each RICI® Index Component as of the January 2012 roll period.

[1]

ICE Futures through its affiliate ICE Data LLP provides the pricing data for the ICE components of the RICI® and such data is used subject to license by ICE Futures and ICE Data LLP; but for such license, Beeland would not have the right to use such pricing data in providing the Index Values through its Official Global Calculation Agent, CQG, Inc. The ICE pricing data is provided “as is” and without representation or warranty.

[2]

The London Metal Exchange Limited provides the pricing data for the LME components of the RICI®. All references to the LME pricing data are used with the permission of the LME and LME has no involvement with and accepts no responsibility for any RICI® product or any part of the Rogers International Commodity Index®, Rogers International Commodity Index® — Metals, Rogers International Commodity Index® — Industrial Metals, their suitability as the basis for an investment, or their future performance.

[3]

The Board of Trade of Kansas City, Missouri, Inc. (“KCBT”) is not an issuer, manager, operator, or guarantor of products based on the Rogers International Commodity Index® or any sub-index thereof, or a partner, affiliate, or joint venture of any of the foregoing. KCBT has not approved such products or their terms. KCBT may from time to time change its rules or bylaws, including those relating to the specifications of futures contracts on which the value of the Rogers International Commodity Index® or any sub-index thereof and/or such products are derived and the manner in which KCBT settlement prices are determined or disseminated. KCBT may from time to time take emergency action under its rules which could affect KCBT settlement prices. KCBT is not responsible for any calculations involving the Rogers International Commodity Index® or any sub-index thereof or such products.

The RICI® Committee

The RICI® Indices are maintained and reviewed by the members of the RICI® Committee. For the sake of transparency, consistency, and stability, composition changes are rare, and generally occur only after significant shifts in the world economy or markets. When such an event necessitates that one component be modified, the entire RICI® Indices are reviewed. The RICI® Committee members monitor the RICI® Indices daily in case of needed changes. The RICI® Committee bases its selection on world consumption patterns and liquidity.

Index Composition

The Process

The contracts chosen for the basket of commodities that are included in the RICI® Indices are required to fulfill the various conditions described below. Generally, the selection and weights of the items in the RICI® Indices are reviewed annually by the RICI® Committee, and weights for the next year are assigned every December. The composition of the RICI® Indices are modified only in rare occasions, in order to maintain investability and stability, and the composition of the RICI® Indices generally will not be changed unless severe circumstances in fact occur. Such “severe circumstances” may include (but are not restricted to):

▪	continuous adverse trading conditions for a single contract (e.g., trading volume collapses); or

▪	critical changes in the global consumption pattern (e.g., scientific breakthroughs that fundamentally alter consumption of a commodity).

Exchanges and Non-Traded Items

All commodities included in the RICI® Indices must be publicly traded on recognized exchanges in order to ensure ease of tracking and verification. The 12 international exchanges currently recognized by the RICI® Committee are:

1. Chicago Mercantile Exchange (U.S.)

2. Chicago Board of Trade (U.S.)

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Rogers International Commodity Index® – Excess ReturnSM, due July , 2013

3. ICE Futures US (U.S.)

4. NYMEX (U.S.)

5. ICE Futures Canada (Canada)

6. ICE Futures Europe (U.K.)

7. London Metal Exchange (U.K.)

8. COMEX (U.S.)

9. The Tokyo Commodity Exchange (Japan)

10. Tokyo Grain Exchange (Japan)

11. NYSE Liffe (EU – Paris market)

12. Kansas City Board of Trade (U.S.)

General Contract Eligibility

A commodity may be considered suitable for inclusion in the RICI® Indices if it plays a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured by tracking international import and export patterns, and domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible to be included in the RICI® Indices. Commodities that are merely linked to national consumption patterns will not be considered. The RICI® Indices are not related to any commodities production data.

Commodity Screening Process

Data of private and governmental providers concerning the world’s most consumed commodities is actively monitored and analyzed by the members of the RICI® Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply are consulted. The findings of this research are then condensed into the different commodities contracts weights included in the RICI® Indices. Sources of data as to global commodity consumption include:

▪	Industrial Commodity Statistics Yearbook, United Nations (New York)

▪	Commodity Trade Statistics Database, United Nations Statistics Division (New York)

▪	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

▪	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington,DC)

▪	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (Arlington, VA)

▪	Monthly Bulletin, International Lead and Zinc Study Group (London)

▪	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

▪	Rubber Statistical Bulletin, International Rubber Study Group (London)

▪	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC) (Saudi Arabia)

▪	Sugar Yearbook, International Sugar Organization (ISO) (London)

▪	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

▪	World Commodity Forecasts, Economist Intelligence Unit (London)

▪	World Cotton Statistics, International Cotton Advisory Committee (Washington, DC)

▪	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract Characteristics

In order to determine whether a specific commodity contract is actually investable, the RICI® Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the American Futures Industry Association (Washington D.C., United States). Additionally individual exchange data on contracts may also be included in the process. If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then selected for inclusion in the RICI® Indices, taking legal considerations into account. Beyond liquidity, the RICI® Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Index Weights

Initial Weights

The initial weights of the futures contracts in the RICI® Indices are effective as of the January 2012 roll period and are set forth in the chart above.

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Changes in Weights and/or Index Composition

As noted, the RICI® Committee reviews the selection and weights of the futures contracts in the RICI® Indices annually. Thus, weights are potentially reassigned during each month of December for the following year, if the RICI® Committee so determines in its sole discretion that it is necessary.

Monthly Rolling of Contracts

All of the futures contracts used to calculate the RICI® Indices are rolled according to rules set forth in The RICI® Handbook: The Guide to the Rogers International Commodity Index®. The RICI® Indices usually roll over three days and the “roll period” usually starts on the day prior to the last RICI® Business Day (as defined below) of the month and ends on the first RICI® Business Day of the following month. On the last day of the roll period, the roll is completed unless the roll period is extended for a RICI® Indices component as a result of a RICI® Market Disruption Event (as defined below). Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate each of the RICI® Indices, taking legal constraints into account. For example, at the end of November, the January crude oil contract is replaced by the February crude oil contract.

RICI® Market Disruption Events

A “RICI® Market Disruption Event” will be deemed to have occurred on any day upon which the trading of a contract involved in the Index calculation is disrupted or the fair determination of its price is interfered with subject to the following:

a. The settlement price for the contract as determined by the exchange is at the limit of its permissible trading range

b. No settlement price for that contract is determined by midnight on the day of trading in the time zone in which the exchange is located.

c. The exchange upon which the contract trades closes trading in that contract at a time prior to the published closing time, unless the altered closing time was brought to public attention by the closing time on the trading day prior to the day in question.

d. The settlement closing price published by the exchange is not deemed, in the opinion of the RICI® Committee, to properly reflect the fair price of that contract as determined by its free and fair trading on that exchange.

e. A local holiday or an exceptional exchange closure day is deemed a RICI® Market Disruption Event.

If a RICI® Market Disruption Event occurs during the roll or rebalancing period for one or more commodities, the specific contracts involved are neither rolled nor rebalanced on that day. For those contracts, the roll weights and the Monthly Contract Weights (“MCWs”) remain identical to the values they had on the RICI® Business Day immediately preceding the RICI® Market Disruption Event. However, conversion of non-USD prices will use the current RICI® Business Day’s applicable exchange rate. The roll period and the rebalancing period will be extended for this or these particular commodities only until the next available business day upon which no RICI® Market Disruption Event occurs for that or those commodities. On that day, the roll will accelerate to the ratios that would be used on that date if there were no RICI® Market Disruption Event on the prior business day. Outside of the roll and rebalancing period, the Index is calculated using the last trading price available on the exchange. In particular the calculation of the MCWs will, in the normal course of events, take place using the last price available regardless of whether a RICI® Market Disruption Event has occurred. However, under extreme conditions, the RICI® Committee reserves the right to adjust any prices used in the Index calculation. This may occur if the settlement price is deemed to materially differ from the fair price for that commodity determined by trading on that day and if use of the official settlement price would not be in the interest of Index investors. In this case, an alternative settlement price or prices may be determined and used for the Index calculation until fair trading is resumed and the exchange quoted settlement price can again be relied upon. In this case the prices used in the calculation of the Index and the calculation of MCWs will be published along with the mechanism for their determination. Should any exchange amend the settlement price for a contract involved in the Index calculation and do so in a timely manner, the RICI® Committee may, if deemed appropriate, reflect this change by adjusting the published level of the Index.

A “RICI® Business Day” is a day on which all United States based exchanges that list futures contracts included in the RICI® are open for business (including half-day opening).

Rebalancing of the Index Components

The RICI® Indices are rebalanced monthly during each roll period using the RICI® Initial Weights.

Data Source

Each of the RICI® Indices calculations is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional Occurrences

If, for any reason, one of the components included in the RICI® Indices ceases to exist or its liquidity decreases to unacceptable levels, or any other similar event occurs with similar consequences, as determined at the discretion of the RICI® Committee, the RICI® Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or on a change in the weight. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the palm oil futures contract on the Kuala

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Lumpur Commodity Exchange decreased to a point where it became impossible to trade it. In that case, the palm oil futures contract was replaced by the soybean oil contract that trades on the Chicago Board of Trade.

Reference Rates

The foreign exchange rates used to convert the value of the futures contracts denominated in its original currency into U.S. dollars are determined according to market standards and practices and is adjusted by a “CRY Factor”. The “CRY Factor” is the adjusting factor used in the foreign currency conversion, and is either +1 or -1 depending on the currency.

If applicable, the daily reference rate used to calculate the RICI® Indices is a function of the available reference rate, which is the 91-Day U.S. Treasury Bill (3 months) auction rate, designated as “High Rate” as published in the “Treasury Security Auction Results” report, published by the Bureau of Public Debt and available on Bloomberg USB3MTA Index <GO> or Reuters USAUCTION9. The rate is generally published once per week on Monday and effective on the RICI® Business Day immediately following.

Changes to LME Contracts

The RICI® Committee replaced the 3-month forward LME contract with the appropriate 3rd Wednesday contract and defined a new roll matrix for each LME contract included in the RICI® Indices. For the new contracts, the real time calculation uses the last official price of the 3rd Wednesday contract adjusted by the real time change of the corresponding 3-month forward contract. This change was implemented during the January 2008 roll period.

The following graph shows the monthly historical performance of the Index in the period from January 2007 through March 2012. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On April 19, 2012, the closing level of the Index was 2,775.73.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index® — Excess ReturnSM”, “RICI® — Excess ReturnSM”, “Rogers International Commodity Index® — Total ReturnSM”, and “RICI® — Total ReturnSM” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered trademarks and service marks of, Beeland which is owned

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and controlled by James Beeland Rogers, Jr., and are used subject to license. The personal names and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

We have entered into a non-exclusive license agreement with Beeland Interests, Inc. providing for the license to us, in exchange for a fee, of a right to use indices owned by Beeland Interests, Inc. in connection with the notes.

Beeland Interests, Inc. is under no obligation to continue the RICI® Indices. No inference should be drawn from the information contained in this term sheet that Beeland Interests, Inc. makes any representation or warranty, implied or express, to us, MLPF&S, the holder of the notes or any other person or entity regarding the advisability of investing in securities generally or in the notes in particular or the ability of the notes to track general commodity market performance. Beeland Interests, Inc. has no obligation to take the needs of us, MLPF&S, the holders of the notes or any other person or entity into consideration in determining or composing any of the RICI® Indices. Beeland Interests, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the notes to be issued or in the determination or calculation of the equation by which the notes are to be settled in cash. Beeland Interests, Inc. has no obligation or liability in connection with the administration or marketing of the notes. Notes are not sponsored, endorsed, sold, or promoted by Beeland Interests, Inc. or James Beeland Rogers, Jr.

Neither Beeland Interests, Inc. nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this term sheet or the advisability of investing in securities or commodities generally, or in any notes or in futures particularly.

BEELAND INTERESTS, INC. DOES NOT, NOR DO ANY OF ITS AFFILIATES OR AGENTS, GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX® (RICI®), ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN, OR THE NOTES. NEITHER BEELAND INTERESTS, INC. NOR ANY OF ITS AFFILIATES OR AGENTS MAKE ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, ANY SUB-INDEX THEREOF, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, INC. OR ANY OF ITS AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

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Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

Role of MLPF&S and Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. The public offering price includes, in addition to the underwriting discount, a charge of approximately $0.075 per unit, reflecting an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with MLPF&S or another of our affiliates.

All charges related to the notes, including the underwriting discount and the hedging related costs and charges, reduce the economic terms of the notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors — General Risks Relating to ARNs” beginning on page S-10 and “Use of Proceeds” on page S-22 of product supplement ARN-4.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

•	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Index.

•

Under this characterization and tax treatment of the notes, a U.S. Holder (as defined beginning on page 62 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

•	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-45 of product supplement ARN-4.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

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